UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 April, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 23 April 2026: Business performance metrics for the nine months ended 31 March 2026 and revised guidance

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

BUSINESS PERFORMANCE METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2026 AND REVISED GUIDANCE

Sasol has published its business performance metrics for the nine months ended 31 March 2026 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

The importance of domestic supply of both energy and chemical products and Sasol's role in delivering it was reinforced during this quarter following the conflict in the Middle East and the associated closure of the Strait of Hormuz.
Our response has been focused on sustaining uninterrupted operations and leveraging our integrated value chain to ensure consistent supply of products to our customers while maintaining discipline on cost and capital spend.

Safety
Safety remains our foremost value. While we have seen improvements in key indicators, including hospitalisations and fire, explosion and release (FER) metrics, we are deeply saddened to report that a fatality occurred on 16 April 2026 at our Secunda Operations (SO). It serves as a stark reminder of the critical importance of safety in everything we do. We remain focused on strengthening our safety culture across the business, with a clear commitment to ensuring every employee and service provider returns home safely, every day.

Following recent developments in the Middle East, we confirm that all employees in our operations and offices in affected areas are safe.

Business performance
In the Southern Africa business, the destoning plant continued to deliver improved coal quality, with average sinks in line with expectations and higher coal production reducing external coal purchases. In Mozambique, country-wide flooding impacted condensate logistics and transportation, that necessitated reducing gas production. Overall SO production benefitted from improved coal quality and gasifier availability despite plant outages in Q3, however, was 8% higher than the prior year.

Natref increased production during the quarter, supported by strong market demand linked to energy security concerns. Despite the Middle East conflict constraining sour crude supply, Sasol mitigated this through sourcing sour crude from other regions, resulting in continued strong sales volumes for the quarter. ORYX GTL production was significantly lower, following the shutdown of the plant due to gas supply disruption in early March, with the timing of a restart remaining uncertain. Revenue for Chemicals Africa increased compared to the previous quarter, driven by higher volumes and prices.

In the International Chemicals business, performance reflected a mixed macro environment. In the United States, the business benefited from more favourable pricing and improved production performance. In Eurasia, sales were higher on tightened global supply, but higher input costs and feedstock constraints impacted production, resulting in the force majeure on certain products. While tight supply is supporting current demand, we remain cautious on the medium-term outlook, focusing on managing input cost pressures to support margins and optimising production across our value chains.

We continue to actively manage our exposure to oil price and currency volatility through our hedging programme. During the quarter, we completed our FY27 oil hedging programme, securing downside protection while retaining upside participation. The ZAR/USD hedging programme for FY27 is still underway.

Business updates

Strengthen the foundation business:

The Integrated Processing Facility (IPF) for the PSA (Production Sharing Agreement) became operational in March 2026, which enabled the first in-country production of LPG. This displaces a significant quantity of imported LPG, while also contributing additional natural gas, light oil and condensate production.

In March 2026, Sasol successfully issued a US$750 million seven-year bond at a coupon rate of 8,75%. The proceeds were used to partially repurchase the 2028 and 2029 bonds, resulting in the transaction being debt-neutral, while successfully extending the debt maturity profile and retaining a strong liquidity position.

Grow and Transform:

Sasol achieved a significant milestone in Q3 FY26, with Natref becoming the first refinery in Africa to attain International Sustainability & Carbon Certification PLUS (ISCC PLUS) product sustainability certification. The certification covers Sustainable Aviation Fuel (SAF) and Renewable Diesel produced through the co-processing of used cooking and vegetable oil feedstocks, as well as the production of certified sustainable chemicals at Sasol's Secunda Operations.

Outlook

Our previous FY26 guidance remains unchanged, except for the following:

- Fuel sales volumes have been revised upwards from 5 - 10% higher to 10 - 15% higher than FY25 due to stable SO production, higher Natref volumes and increased demand;
- Gas production volumes have been revised down from 0 - 5% below FY25 to 5 - 10% below FY25, due to the Mozambican flooding and well availability constraints at the Petroleum Production Agreement (PPA) asset;
- Capital expenditure has been revised downwards from R22 - 24bn to R20 - 22bn, supported by ongoing capital optimisation and the deferral of non-critical shutdowns.

Working capital has increased following the Middle East conflict. Prudent working capital management remains a key focus area for the business for the remainder of FY26.

Looking ahead, the operating environment is expected to remain volatile, driven by ongoing geopolitical uncertainty and evolving market dynamics. We remain focused on maintaining operational continuity, supporting our customers and proactively responding to changing market conditions.

23 April 2026
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer- Forward-Looking Statements

Sasol may, in this document, make certain statements that are not historical facts that relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Forward looking statements, financial information and targets included in this statement have not been reviewed or reported on by Sasol's auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 April 2026	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary